March 17, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (706) 778-6886.

Annette Banks
Chief Financial Officer
Habersham Bancorp
282 Historic Highway 441 North
P. O. Box 1980
Cornelia, Georgia 30531

> **Re: Habersham Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 000-13153**

Dear Ms. Banks:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Branch Chief